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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))

                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
                               CHIEF LEGAL OFFICER
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               MARK A. METZ, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                                DETROIT, MI 48243
                                 (313) 568-6800

                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*                                 $110,250,000
AMOUNT OF FILING FEE**                                  $11,796.75
================================================================================

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 3,500,000 shares of the outstanding common stock at a price of $31.50 per share in cash.

** The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:         $11,796.75
    Form or Registration No.:       Schedule TO
    Filing Party:                   Credit Acceptance Corporation
    Date Filed:                     August 28, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 28, 2006 ("Schedule TO") by Credit Acceptance Corporation, a Michigan corporation ("CA"), in connection with the offer by CA to purchase up to 3,500,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price of not less than $28.00 per Share nor more than $31.50 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 28, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

    All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

    ITEMS 1 THROUGH 11

    Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

         The sixth bullet point in the answer to the question "Are there any conditions to the tender offer?" under the caption "Summary Term Sheet" on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:

                  "No change or event shall have occurred during the tender offer in, and CA shall not have learned during the tender offer of any events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of CA or any of CA's subsidiaries that, in the reasonable judgment of CA, is or is reasonably likely to be, material and adverse to CA and its subsidiaries."


         The section of the Offer to Purchase captioned "Section 3. Procedures for Tendering Shares" is hereby amended by inserting, at the end of each of the first and third sentences under the subheading "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects " on page 16 the following phrase after the word "parties":

                  ", subject to a court of law having jurisdiction regarding such matters"


         The section of the Offer to Purchase captioned "Section 4. Withdrawal Rights" on page 17 is hereby amended by inserting, at the end of the second sentence of the third paragraph, the following phrase after the word "binding":

                  ", subject to a court of law having jurisdiction regarding such matters"


         The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is hereby amended by amending and restating clause (b) of condition number (1) on page 19 as follows:

                  "(b) in CA's reasonable judgment, could materially and adversely affect the business, financial condition, income or operations of CA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CA or any of its subsidiaries or materially impair CA's ability to purchase up to 3,500,000 shares in the tender offer;"


         The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is hereby further amended by amending and restating clause
(c) of condition number (2) on page 19 as follows:

                  "(c) materially and adversely affect the business, financial condition, income or operations of CA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CA or any of its subsidiaries;"


         The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is hereby further amended by




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amending and restating clause (e) of condition number (3) on page 20 as follows:

                  "(e) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of CA, have a material adverse effect on the business, financial condition, income or operations of CA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CA or any of its subsidiaries,"


         The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is hereby further amended by amending and restating condition number (7) on page 20 as follows:

                  "(7) Any change or event shall have occurred in, or CA learns of events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of CA or any of CA's subsidiaries that, in the reasonable judgment of CA, is or is reasonably likely to be, material and adverse to CA and its subsidiaries; or"


         The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is further amended by inserting, at the end of the last sentence of the last paragraph of such section at the top of page 21, the following phrase after the word "parties":

                  ", subject to a court of law having jurisdiction regarding such matters"


         The section of the Offer to Purchase captioned "Section 9. Source and Amount of Funds" is hereby amended by amending and restating the last paragraph of such section at the top of page 23 as follows:

                           The foregoing description is a summary of the
                  material terms of the related agreements, which are exhibits to the Schedule TO in which this document has been filed with the Commission. The foregoing summary is subject to the terms of those agreements. Since the terms of such agreements are more detailed than the summary provided above, we urge you to read the actual provisions of such agreements.


         Section 12 on page 12 of the Letter of Transmittal captioned "Irregularities" is hereby amended by inserting, at the end of each of the first and third sentences of such section, the following phrase after the word "parties":

                  ", subject to a court of law having jurisdiction regarding such matters"



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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CREDIT ACCEPTANCE CORPORATION

                                  BY: /s/ DOUGLAS W. BUSK
                                      ---------------------
                                          Douglas W. Busk
                                             Treasurer

Dated: September 13, 2006





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